Filed pursuant to Rule 424(b)(3)

File No. 333-290479 and 333-272674

GOLUB CAPITAL PRIVATE CREDIT FUND

SUPPLEMENT NO. 1 DATED OCTOBER 29, 2025

TO THE PROSPECTUS DATED SEPTEMBER 23, 2025

This prospectus supplement (the “Supplement”) is part of and should be read in conjunction with the prospectus of Golub Capital Private Credit Fund (“we,” “us,” “our,” or the “Fund”), dated September 23, 2025 (as further amended and supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to update the Prospectus.

The following replaces the first paragraph of the Prospectus cover page.

Golub Capital Private Credit Fund is organized as a Delaware statutory trust that seeks to invest primarily in directly originated private loans and other securities of U.S. middle-market companies. We are externally managed by our investment adviser, GC Advisors LLC (“GC Advisors” or the “Investment Adviser”). Golub Capital LLC serves as our administrator. GC Advisors LLC and Golub Capital LLC are affiliated with Golub Capital (as defined herein), a leading lender to middle-market companies that has over $80.0 billion of capital under management as of July 1, 2025. Our investment objective is to generate current income and capital appreciation. Throughout the prospectus, we refer to Golub Capital Private Credit Fund as the “Fund,” “we,” “us” or “our,” which, unless the context suggests otherwise, should be read to include the Fund’s wholly-owned subsidiaries, including but not limited to, GCRED Holdings LLC (“GCRED Holdings”), GCRED Holdings 2, LLC (“GCRED Holdings 2”), Golub Capital Private Credit Fund CLO-R (formerly, Golub Capital Private Credit Fund CLO (“2023 Issuer”) and GCP SG Warehouse 2022-1) (the “2025 Reset Issuer”), Golub Capital Private Credit Fund CLO Depositor (the “2025 CLO Reset Depositor” or “2023 CLO Depositor”), Golub Capital Private Credit Fund CLO 2 (the “2025 Issuer”) and Golub Capital Private Credit Fund CLO 2 Depositor (the “2025 CLO Depositor” and, together with the 2025 CLO Reset Depositor, the “CLO Depositors”, and each, a “CLO Depositor”).

The following replaces the third paragraph under the section titled “About this Prospectus”.

The words “we,” “us,” “our” and the “Fund” refer to Golub Capital Private Credit Fund, together with its consolidated subsidiaries, including GCRED Holdings, GCRED Holdings 2, the 2025 Reset Issuer (formerly, the CLO Vehicle and 2023 Issuer), the 2025 CLO Reset Depositor, the 2025 Issuer and the 2025 CLO Depositor.

The following replaces the risk factor titled “We are subject to risks associated with the 2023 Debt Securitization” under the “Risk Factors” section in the Prospectus.

We are subject to risks associated with our Debt Securitizations.

As a result of our Debt Securitizations (as defined below), we are subject to a variety of risks, including those set forth below. We use the term “debt securitization” in this prospectus to describe a form of secured borrowing under which an operating company (sometimes referred to as an “originator” or “sponsor”) acquires or originates mortgages, receivables, loans or other assets that earn income, whether on a one-time or recurring basis (collectively, “income producing assets”), and borrows money on a non-recourse basis against a legally separate pool of loans or other income producing assets. In a typical debt securitization, the originator transfers the loans or income producing assets to a single-purpose, bankruptcy-remote subsidiary (also referred to as a “special purpose entity”), which is established solely for the purpose of holding loans and income producing assets and issuing debt secured by these income producing assets. The special purpose entity completes the borrowing through the issuance of notes secured by the loans or other assets. The special purpose entity could issue the notes in the capital markets to a variety of investors, including banks, non-bank financial institutions and other investors. We refer to the special purpose entity that issues the notes in a Debt Securitization as a “Securitization Issuer”, which will generally be a direct or an indirect wholly-owned subsidiary of the Fund. In a Debt Securitization, the Securitization Issuer typically issues certain notes to institutional investors in a private placement.

The following replaces the risk factor titled “We are subject to certain risks as a result of our direct or indirect interests in the junior notes and membership interests of the Securitization Issuer” under the “Risk Factors” section in the Prospectus.

We are subject to certain risks as a result of our direct or indirect interests in the junior notes and membership interests of Securitization Issuers.

Under the terms of each master loan sale agreement, by and among the Fund, as the seller, the applicable CLO Depositor, if any, as intermediate seller and the Securitization Issuer, as buyer (each, a “Master Loan Sale Agreement”) entered into in connection with a Debt Securitization, we sold and/or contributed to the relevant Securitization Issuer all of our ownership interest in our portfolio loans and participations for the purchase price and other consideration set forth in such loan sale agreement. Following this transfer, the applicable Securitization Issuer held all of the ownership interest in such portfolio loans and participations.

Under the terms of each Master Loan Sale Agreement, which generally provides for the sale of assets from time to time on and after the closing date of the applicable Debt Securitization from us to the applicable Securitization Issuer through the applicable CLO Depositor, (1) we may sell and/or contribute to such CLO Depositor our ownership interest in certain portfolio company investments for the purchase price and other consideration set forth in the applicable depositor loan sale agreement and (2) such CLO Depositor, in turn, shall sell to the applicable Securitization Issuer all of its ownership interest in such portfolio loans for the purchase price and other consideration set forth in the applicable Master Loan Sale Agreement. Following these transfers, the applicable Securitization Issuer, and not the relevant CLO Depositor or we, will hold all of the ownership interest in such portfolio company investments.

As of September 30, 2024, we held indirectly through the 2023 CLO Depositor, the Subordinated 2023 Notes (as defined below) and 100% of the membership interests in the 2023 Issuer. As a result, we consolidate the financial statements of the 2023 Issuer, as well as our other subsidiaries, in our consolidated financial statements.

Because each Securitization Issuer and each CLO Depositor is disregarded as an entity separate from its owner for U.S. federal income tax purposes, the sale or contribution by us or a CLO Depositor to a Securitization Issuer or by us to a CLO Depositor will not constitute a taxable event for U.S. federal income tax purposes. If the IRS were to take a contrary position, there could be a material adverse effect on our business, financial condition, results of operations or cash flows. We could, from time to time, hold asset-backed securities, or the economic equivalent thereof, issued by a securitization vehicle sponsored by another business development company to the extent permitted under the 1940 Act.

The following replaces the risk factor titled “The notes and membership interests that we hold that are issued by the Securitization Issuer are subordinated obligations of the Securitization Issuer and we could be prevented from receiving cash from such Securitization Issuer” under the “Risk Factors” section in the Prospectus.

The notes and membership interests that we hold that are issued by each Securitization Issuer are subordinated obligations of such Securitization Issuer and we could be prevented from receiving cash from such Securitization Issuer.

The notes issued by each Securitization Issuer and retained by us are typically the most junior class of notes issued by such Securitization Issuer, are subordinated in priority of payment to the other notes issued by such Securitization Issuer and are subject to certain payment restrictions set forth in the indenture governing the notes issued by such Securitization Issuer. Therefore, we only receive cash distributions on such notes if such Securitization Issuer has made all cash interest payments to all other notes it has issued. Consequently, to the extent that the value of the portfolio of loan investments held by such Securitization Issuer has been reduced as a result of conditions in the credit markets, or as a result of defaulted loans or individual fund assets, the value of any notes that we have retained at their redemption could be reduced. If a Securitization Issuer does not meet the asset coverage tests or the interest coverage test set forth in the documents governing the applicable Debt Securitization, cash would be diverted from the notes that we hold to first pay the more senior notes issued by the applicable Securitization Issuer in amounts sufficient to cause such tests to be satisfied.

Each Securitization Issuer is the residual claimant on funds, if any, remaining after holders of all classes of notes issued by such Securitization Issuer have been paid in full on each payment date or upon maturity of such notes under the respective Debt Securitization documents. As the holder of the membership interests in each Securitization Issuer, we could receive distributions, if any, only to the extent that such Securitization Issuer makes distributions out of funds remaining after holders of all classes of notes issued by such Securitization Issuer have been paid in full on each payment date any amounts due and owing on such payment date or upon maturity of such notes. In the event that we fail to receive cash directly from such Securitization Issuer, we could be unable to make distributions in amounts sufficient to maintain our ability to be subject to tax as a RIC, or at all.

The following replaces the risk factor titled “The interests of holders of the senior classes of securities issued by the Securitization Issuer could not be aligned with our interests” under the “Risk Factors” section in the Prospectus.

The interests of holders of the senior classes of securities issued by the Securitization Issuer could not be aligned with our interests.

The notes issued by a Securitization Issuer that are held by third parties (the “Senior Securitization Notes”) are debt obligations ranking senior in right of payment to other securities issued by the Securitization Issuer in the relevant Debt Securitization. As such, there are circumstances in which the interests of holders of the Senior Securitization Notes may not be aligned with the interests of holders of the other classes of notes issued by, and membership interests of, the Securitization Issuer. For example, holders of certain Senior Securitization Notes have the right to receive payments of principal and interest prior to the CLO Depositor.

As used herein, “Controlling Class” refers to the most senior class of notes then outstanding with respect to a Securitization Issuer. If the most senior class of outstanding notes are paid in full, then the next most senior class of notes would comprise the Controlling Class under the documents governing a Debt Securitization. Holders of the Controlling Class under a Debt Securitization have the right to act in certain circumstances with respect to the portfolio loans in ways that could benefit their interests but not the interests of holders of more junior classes of notes and membership interests, including by exercising remedies under the indenture in the Debt Securitization.

If an event of default has occurred and acceleration occurs in accordance with the terms of the indenture for the Debt Securitization, the Controlling Class of the Debt Securitization, as the most senior class of notes or loans then outstanding in the Debt Securitization will be paid in full before any further payment or distribution on the more junior classes of notes and membership interests. In addition, if an event of default under a Debt Securitization, holders of a majority of the Controlling Class of the applicable Debt Securitization could be entitled to determine the remedies to be exercised under the indenture, subject to the terms of such indenture. For example, upon the occurrence of an event of default with respect to the notes issued by a Securitization Issuer, the trustee or holders of a majority of the Controlling Class could declare the principal, together with any accrued interest, of all the notes of such class and any junior classes to be immediately due and payable. This would have the effect of accelerating the principal on such notes, triggering a repayment obligation on the part of such Securitization Issuer. If at such time the portfolio loans were not performing well, the Securitization Issuer could not have sufficient proceeds available to enable the trustee under the indenture to repay the obligations of holders of the notes we hold, or to pay a dividend to holders of the membership interests.

Remedies pursued by the Controlling Class could be adverse to the interests of the holders of the notes that are subordinated to the Controlling Class (which would include, for example, the subordinated notes issued in the Debt Securitization) and the Controlling Class will have no obligation to consider any possible adverse effect on such other interests. Thus, we cannot assure you that any remedies pursued by the Controlling Class will be in the best interests of any CLO Depositor or us or that any CLO Depositor or we will receive any payments or distributions upon an acceleration of the notes. In a liquidation under a Debt Securitization, the notes that we have directly or indirectly retained will be subordinated to payment of the other classes notes issued by the Securitization Issuer and could not be paid in full to the extent funds remaining after payment of more senior notes not held by us are insufficient. In addition, after certain senior classes of notes are paid in full, the remaining noteholder could amend the applicable indenture to, among other things, direct the assignment of any remaining assets to other wholly-owned subsidiaries for a price less than the fair market value of such assets with the difference in price to be considered an equity contribution to such subsidiaries. Any failure of the Securitization Issuer to make distributions on the notes we indirectly or directly hold, whether as a result of an event of default, liquidation or otherwise, could have a material adverse effect on our business, financial condition, results of operations and cash flows and could result in an inability of us to make distributions sufficient to maintain our ability to be subject to tax as a RIC, or at all.

The following replaces the risk factor titled “The Securitization Issuer could fail to meet certain asset coverage tests” under the “Risk Factors” section in the Prospectus.

A Securitization Issuer could fail to meet certain asset coverage tests.

Under the documents governing each Debt Securitization, there are two asset coverage tests applicable to the secured notes issued thereunder. The first such test compares the amount of interest received on the portfolio loans held by the Securitization Issuer to the amount of interest payable in respect of the applicable class of notes. The second such test compares the principal amount of the portfolio loans of the Debt Securitization to the aggregate outstanding principal amount of the applicable class of notes.

If any asset coverage test with respect to a class of notes is not met, proceeds from the portfolio of loan investments that otherwise would have been distributed to the holders of the notes and membership interests that we hold will instead be used to redeem first the most senior class of notes in the applicable Debt Securitization and then each next most senior class of notes, to the extent necessary to satisfy the applicable asset coverage tests on a pro forma basis after giving effect to all payments made in respect of the notes, which we refer to as a mandatory redemption, or to obtain the necessary ratings confirmation.

The value of our subordinated notes held in respect of the Debt Securitizations could be adversely affected by a mandatory redemption because such redemption could result in the applicable notes being redeemed at par at a time when they are trading in the secondary market at a premium to their stated principal amount and when other investments bearing the same rate of interest could be difficult or expensive to acquire. A mandatory redemption could also result in a shorter investment duration than a holder of such notes could have wanted or anticipated, which could, in turn, result in such a holder incurring breakage costs on related hedging transactions.

The following replaces the risk factor titled “We could be required to assume liabilities of the Securitization Issuer and are indirectly liable for certain representations and warranties in connection with the 2023 Debt Securitization” under the “Risk Factors” section in the Prospectus.

We could be required to assume liabilities of a Securitization Issuer and are indirectly liable for certain representations and warranties in connection with our Debt Securitizations.

The structure of our Debt Securitizations is intended to prevent, in the event of our bankruptcy or the bankruptcy of the CLO Depositor, if applicable, the consolidation of the Securitization Issuer with our operations or with the CLO Depositor. If the true sale of the assets in a Debt Securitization was not respected in the event of our insolvency, a trustee or debtor-in-possession might reclaim the assets of the Securitization Issuer for our estate. However, in doing so, we would become directly liable for all of the indebtedness then outstanding under the Debt Securitization, which would equal the full amount of debt of the Securitization Issuer reflected on our consolidated balance sheet. In addition, we cannot assure you that the recovery in the event we were consolidated with the Securitization Issuer for purposes of any bankruptcy proceeding would exceed the amount to which we would otherwise be entitled as the holder of the notes issued by the Securitization Issuer and retained by us had we not been consolidated with the Securitization Issuer.

In addition, in connection with our Debt Securitizations, we indirectly gave the lenders certain customary representations with respect to the legal structure of the Securitization Issuer, and the quality of the assets transferred to each entity. We remain indirectly liable for any breach of such representations for the life of the Debt Securitizations.

The following replaces the risk factor titled “The Securitization Issuer could issue additional notes” under the “Risk Factors” section in the Prospectus.

The Securitization Issuers could issue additional notes.

Under the terms of the documents governing the Debt Securitizations, the Securitization Issuer could issue additional notes and use the net proceeds of such issuance to purchase additional portfolio loans. Any such additional issuance, however, would require the consent of the collateral manager to the Debt Securitization, the CLO Depositor and a supermajority of the subordinated notes of such Debt Securitization, as applicable. Among the other conditions that must be satisfied in connection with an additional issuance of notes, the aggregate principal amount of all additional issuances of notes may not exceed 100% of the respective original outstanding principal amount of such class of notes; the Securitization Issuer must notify each rating agency of such issuance prior to the issuance date; and the terms of the notes to be issued must be identical to the terms of previously issued notes of the same class (except that all monies due on such additional notes will accrue from the issue date of such notes and that the spread over SOFR and prices of such notes do not have to be identical to those of the initial notes, provided that the interest rate on such additional notes must not exceed the interest rate applicable to the initial class of such notes). The total purchase price for any additional notes that could be issued may not always equal 100% of the par value of such notes, depending on several factors, including fees and closing expenses.

The following replaces the risk factor titled “We may form one or more CLOs, which may subject us to certain structured financing risks” under the “Risk Factors” section in the Prospectus.

We may form one or more additional CLOs, which may subject us to certain structured financing risks.

To finance investments, we have previously, and may again in future, securitize certain of our secured loans or other investments, including through the formation of one or more additional CLOs, while retaining all or most of the exposure to the performance of these investments. This would involve contributing a pool of assets to a special purpose entity, and selling debt interests in such entity on a non-recourse or limited-recourse basis to purchasers. It is possible that an interest in any such CLO held by us may be considered a “non-qualifying” portfolio investment for purposes of the 1940 Act.

If we create a CLO, we will depend in part on distributions from the CLOs assets out of its earnings and cash flows to enable us to make distributions to shareholders. If distributions on the CLO’s assets are insufficient to pay required fees and expenses, to make payments on the CLO’s debt securities or to pay dividends or other distributions on the CLO’s first loss interests, all in accordance with the applicable priority of payments, no other assets of the CLO issuer or any other person will be available for the payment of the deficiency, and once all proceeds of the collateral have been applied, no funds will be available for payment or distributions on the CLO securities. The amount of distributions from the CLO may also be affected by, among other factors, the timing of purchases of underlying loans, the rates of repayment of or distributions on the underlying loans, the timing of reinvestment in substitute underlying loans and the interest rates available at the time of reinvestment, rates of delinquencies and defaults on and liquidations of the underlying loans, sales of underlying loans and purchases of underlying loans having different payment characteristics. The ability of a CLO to make distributions will further be subject to various limitations, including the terms and covenants of the debt, a breach of which could, for example, require that the senior tranches of the CLO’s liabilities be repaid, in order of priority, until compliance with such covenant is restored. Additionally, a CLO may take actions that delay distributions in order to preserve ratings and to keep the cost of present and future financings lower or the CLO may be obligated to retain cash or other assets to satisfy over-collateralization requirements commonly provided for holders of the CLOs debt, which could impact our ability to receive distributions from the CLO. If we do not receive cash flow from any such CLO that is necessary to satisfy the annual distribution requirement for RIC status, and we are unable to obtain cash from other sources necessary to satisfy this requirement, we may not qualify for or maintain our treatment as a RIC, which would have a material adverse effect on an investment in the shares.

In addition, a decline in the credit quality of loans in a CLO due to poor operating results of the relevant borrower, declines in the value of loan collateral or increases in defaults, among other things, may force a CLO to sell certain assets at a loss, reducing their earnings and, in turn, cash potentially available for distribution to us for distribution to shareholders. To the extent that any losses are incurred by the CLO in respect of any collateral, such losses will be borne first by us as owner of equity interests in the CLO.

The manager for a CLO that we create may be the Fund, the Investment Adviser or an affiliate, and such manager may be entitled to receive compensation for structuring and/or management services. To the extent the Investment Adviser or an affiliate other than the Fund serves as manager and the Fund is obligated to compensate the Investment Adviser or the affiliate for such services, we, the Investment Adviser or the affiliate will implement offsetting arrangements to assure that we, and indirectly, our shareholders, pay no additional management fees to the Investment Adviser or the affiliate in connection therewith. To the extent we serve as manager, we will waive any right to receive fees for such services from the Fund (and indirectly its shareholders) or any affiliate.

The following replaces the risk factor titled “Lack of control over decisions relating to the CLO first loss interests” under the “Risk Factors” section in the Prospectus.

There may be a lack of control over decisions relating to the CLO first loss interests.

The Fund may invest in majority positions in CLO first loss interests, and many CLO transactions permit the holder of a majority or supermajority of the CLO first loss interests to direct a redemption, refinancing or repricing of the CLO. However, rights to consent to amendments to the governing documents of CLOs and to remove or replace the collateral manager and enforce other rights and remedies after defaults are frequently shared among, or require the consent of, multiple classes of CLO securities and are frequently controlled by the more senior classes of CLO securities. Further, if the Investment Adviser or its affiliates serves as collateral manager, it is possible that first loss interests held the Fund or a subsidiary will not have the right to vote with respect to replacement of the collateral manager and other votes relating to events that give rise to a right to remove the collateral manager. Accordingly, even if the Fund or a holding company or subsidiary were to hold a majority (or even all) of the first loss interests in a given CLO, it is possible that it still would not be able to enforce such rights under the governing documents of the CLO without the consent of the holders of other CLO securities.

The following replaces the risk factor titled “GC Advisors’ liability is limited, and we have agreed to indemnify GC Advisors against certain liabilities, which could lead GC Advisors to act in a riskier manner on our behalf than it would when acting for its own account.” under the “Risk Factors” section in the Prospectus.

GC Advisors’ liability is limited, and we have agreed to indemnify GC Advisors against certain liabilities, which could lead GC Advisors to act in a riskier manner on our behalf than it would when acting for its own account.

Under the Investment Advisory Agreement and the collateral management agreement for the 2025 Debt Securitization and 2025 Reset Securitization, GC Advisors does not assume any responsibility to us other than to render the services called for under those agreements, and it is not responsible for any action of our board of trustees in following or declining to follow GC Advisors’ advice or recommendations. Under the terms of the Investment Advisory Agreement and the collateral management agreement, GC Advisors, its officers, members, personnel and any person controlling or controlled by GC Advisors are not liable to us, any subsidiary of ours, our trustees, our shareholders or any subsidiary’s shareholders or partners for acts or omissions performed in accordance with and pursuant to the Investment Advisory Agreement and the collateral management agreement, except those resulting from acts constituting willful misfeasance, bad faith, gross negligence or reckless disregard of GC Advisors’ duties under the Investment Advisory Agreement and the collateral management agreement. In addition, we have agreed to indemnify GC Advisors and each of its officers, directors, members, managers and employees from and against any liability or loss suffered by such party, including reasonable legal fees and other expenses reasonably incurred, and hold such party harmless for any liability or loss suffered by the Fund, arising out of or in connection with our business and operations or any action taken or omitted on our behalf pursuant to authority granted by the Investment Advisory Agreement and the collateral management agreement, except where such liability or loss was the result of negligence or misconduct. These protections could lead GC Advisors to act in a riskier manner when acting on our behalf than it would when acting for its own account

The following replaces the risk factor titled “The Unsecured Notes are unsecured and therefore are effectively subordinated to any secured indebtedness we have incurred or could incur in the future” under the “Risk Factors” section in the Prospectus.

The Unsecured Notes are unsecured and therefore are effectively subordinated to any secured indebtedness we have incurred or could incur in the future.

The 2027 Notes, 2028 Notes, 2029 Notes and 2030 Notes (collectively the “Unsecured Notes”) are not secured by any of our assets or any of the assets of our subsidiaries. As a result, the Unsecured Notes are effectively subordinated, or junior, to any secured indebtedness or other obligations we have outstanding as of the date of issuance of the Unsecured Notes or that we could incur in the future (or any indebtedness that is initially unsecured in respect of which we subsequently grant security) to the extent of the value of the assets securing such indebtedness. A substantial portion of our assets are currently pledged as collateral under the 2025 Debt Securitization, 2025 Reset Securitization, the SMBC Credit Facility and the BANA Credit Facility. In any liquidation, dissolution, bankruptcy or other similar proceeding, the holders of any of our existing or future secured indebtedness and the secured indebtedness of our subsidiaries could assert rights against the assets pledged to secure that indebtedness in order to receive full payment of their indebtedness before the assets could be used to pay other creditors, including the holders of the Unsecured Notes. As of June 30, 2025, we had an aggregate of approximately $2.2 billion of outstanding borrowings under the 2023 Debt Securitization, SMBC Credit Facility and the BANA Credit Facility, which is secured and thus effectively senior to the Unsecured Notes.

The following replaces the risk factor titled “The Unsecured Notes are structurally subordinated to the indebtedness and other liabilities of our subsidiaries” under the “Risk Factors” section in the Prospectus.

The Unsecured Notes are structurally subordinated to the indebtedness and other liabilities of our subsidiaries.

The Unsecured Notes are obligations of the Fund exclusively and not of any of our subsidiaries. None of our subsidiaries is a guarantor of the Unsecured Notes and the Unsecured Notes are not required to be guaranteed by any subsidiaries we could acquire or create in the future. The assets of such subsidiaries are not directly available to satisfy the claims of our creditors, including holders of the Unsecured Notes.

Except to the extent we are a creditor with recognized claims against our subsidiaries, all claims of creditors (including trade creditors) and holders of preferred stock, if any, of our subsidiaries will have priority over our equity interests in such subsidiaries (and therefore the claims of our creditors, including holders of the Unsecured Notes) with respect to the assets of such subsidiaries. Even if we are recognized as a creditor of one or more of our subsidiaries, our claims would still be effectively subordinated to any security interests in the assets of any such subsidiary and to any indebtedness or other liabilities of any such subsidiary senior to our claims. Consequently, the Unsecured Notes are structurally subordinated, or junior, to the SMBC Credit Facility, BANA Credit Facility, 2025 Debt Securitization, 2025 Reset Securitization and other liabilities (including trade payables) incurred by any of our existing or future subsidiaries, financing vehicles or similar facilities. All of the existing indebtedness of our subsidiaries is structurally senior to the Unsecured Notes.

In addition, our subsidiaries and any additional subsidiaries that we could form could incur substantial additional indebtedness in the future, all of which would be structurally senior to the Unsecured Notes.

The following replaces the risk factor titled “If we default on our obligations to pay our other indebtedness, we could be unable to make payments on the Unsecured Notes” under the “Risk Factors” section in the Prospectus.

If we default on our obligations to pay our other indebtedness, we could be unable to make payments on the Unsecured Notes.

Any default under the agreements governing our indebtedness, including the 2025 Debt Securitization, 2025 Reset Securitization, SMBC Credit Facility, BANA Credit Facility or other indebtedness to which we may be a party that is not waived by the required lenders or holders, and the remedies sought by the holders of such indebtedness could make us unable to pay principal, premium, if any, and interest on the Unsecured Notes and substantially decrease the market value of the Unsecured Notes.

If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants in the instruments governing our indebtedness, we could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, the lenders under our current indebtedness or other debt we could incur in the future could elect to terminate their commitments, cease making further loans and institute foreclosure proceedings against our assets, and we could be forced into bankruptcy or liquidation.

If our operating performance declines, we may in the future need to seek to obtain waivers from the required lenders or holders under the agreements governing our indebtedness, or other indebtedness that we could incur in the future, to avoid being in default. If we breach our covenants under the 2025 Debt Securitization, 2025 Reset Securitization, SMBC Credit Facility, the BANA Credit Facility or other debt and seek a waiver, we could be unable to obtain a waiver from the required lenders or holders. If this occurs, we would be in default and our lenders or debt holders could exercise their rights as described above, and we could be forced into bankruptcy or liquidation.

If we are unable to repay debt, lenders or holders having secured obligations, including the lenders and holders under the 2025 Debt Securitization and 2025 Reset Securitization, could proceed against the collateral securing the debt. Because the SMBC Credit facility has customary cross-default provisions, we could be unable to repay or finance the amounts due if the indebtedness thereunder or under any future credit facility is accelerated. In the event holders of any debt securities we have outstanding exercise their rights to accelerate following a cross-default, those holders would be entitled to receive the principal amount of their investment, subject to any subordination arrangements that could be in place. We cannot assure you that we will have sufficient liquidity to be able to repay such amounts, in which case we would be in default under the accelerated debt and holders would have the ability to sue us to recover amounts then owing.

The following replaces the risk factor titled “New or modified laws or regulations governing our operations could adversely affect our business” under the “Risk Factors” section in the Prospectus.

New or modified laws or regulations governing our operations could adversely affect our business.

We and our portfolio companies are subject to regulation by laws at the U.S. federal, state and local levels. These laws and regulations, as well as their interpretation, could change from time to time, including as the result of interpretive guidance or other directives from the U.S. President and others in the executive branch, and new laws, regulations and interpretations could also come into effect. For example, to the extent a U.S. presidential administration supported an enhanced regulatory agenda, it could impose greater costs on all sectors and on financial services companies in particular. Any such new or changed laws or regulations could have a material adverse effect on our business, and political uncertainty could increase regulatory uncertainty in the near term. Furthermore, if regulatory capital requirements from the Dodd-Frank Act, Basel III or other regulatory action are imposed on lenders that provide us with financing, the lenders may be required to limit, or increase the cost of, financing they provide to us. Among other things, this could potentially increase our financing costs and reduce our liquidity or require us to sell assets at an inopportune time or price.

The effects of legislative and regulatory proposals directed at the financial services industry or affecting taxation, could negatively impact the operations, cash flows or financial condition of us or our portfolio companies, impose additional costs on us or our portfolio companies, intensify the regulatory supervision of us or our portfolio companies or otherwise adversely affect our business or the business of our portfolio companies. In addition, if we do not comply with applicable laws and regulations, we could lose any licenses that we then hold for the conduct of our business and could be subject to civil fines and criminal penalties.

We invest in securities of issuers that are subject to governmental and non-governmental regulations, including by federal and state regulators and various self-regulatory organizations. Companies participating in regulated activities could incur significant costs to comply with these laws and regulations. If a company in which we invest fails to comply with an applicable regulatory regime, it could be subject to fines, injunctions, operating restrictions or criminal prosecution, any of which could materially and adversely affect the value of our investment.

Additionally, changes to the laws and regulations governing our operations, including those associated with RICs, could cause us to alter our investment strategy in order to avail ourselves of new or different opportunities or result in the imposition of corporate-level taxes on us. Such changes could result in material differences to our strategies and plans and could shift our investment focus from the areas of expertise of GC Advisors to other types of investments in which GC Advisors could have little or no expertise or experience. Any such changes, if they occur, could have a material adverse effect on our results of operations and the value of your investment. If we invest in commodity interests in the future, GC Advisors could determine not to use investment strategies that trigger additional regulation by the U.S. Commodity Futures Trading Commission, or the CFTC, or could determine to operate subject to CFTC regulation, if applicable. If we or GC Advisors were to operate subject to CFTC regulation, we could incur additional expenses and would be subject to additional regulation.

On October 21, 2014, U.S. risk retention rules adopted pursuant to Section 941 of Dodd-Frank, or Wall Street Reform and Consumer Protection Act (the “U.S. Risk Retention Rules”), were issued and became effective with respect to CLOs on December 24, 2016. The U.S. Risk Retention Rules require the sponsor (directly or through a majority-owned affiliate) of a debt securitization subject to such rules, such as CLOs, in the absence of an exemption, to retain an economic interest, or (the “Retention Interest”), in the credit risk of the assets being securitized in the form of an eligible horizontal residual interest, an eligible vertical interest, or a combination thereof, in accordance with the requirements of the U.S. Risk Retention Rules. The U.S. Risk Retention Rules define the sponsor as the party that “organizes and initiates a securitization transaction by selling or transferring assets, either directly or indirectly, including through an affiliate.” In the case of securitizations in which the assets being securitized are primarily transferred from the balance sheet of a corporate parent (or one or more subsidiaries or affiliates thereof), that corporate parent entity typically organizes and initiates the transaction in connection with such transfer and, therefore, would be considered a “sponsor” for U.S. Risk Retention Rules purposes. Although the preamble to the rule text in the U.S. Risk Retention Rules suggests the collateral manager of a CLO would be the sponsor of such transaction, based upon the definition of “sponsor” in the U.S. Risk Retention Rules and the DC Circuit Court Decision, the Fund would be considered to be a “sponsor” as of the closing date, due to its direct and/or indirect transfer of assets to the applicable Securitization Issuer (such indirect transfer inclusive, for the avoidance of doubt, of affiliates of the Fund selling assets to the respective Securitization Issuer), on and prior to the closing date. However, there can be no assurance, and no representation is made, that any governmental authority will agree that such is the case. It is possible that a change in interpretation of the U.S. Risk Retention Rules occurs following the closing date of a Debt Securitization, such that the Fund would no longer qualify as the “sponsor” of a CLO transaction undertaken by the Fund, and instead an affiliate of the Fund (including GC Advisors or its affiliates) would be the appropriate sponsor. If such a change in interpretation occurs, the CLO Depositor may, but will have no obligation to, cause a transfer of the Retention Interest such that the “sponsor” and the U.S. retention provider (“U.S. Retention Provider”) will be in compliance with the U.S. Risk Retention Rules. The U.S. Risk Retention Rules provide that if there is more than one “sponsor” of a securitization transaction, each “sponsor” is to ensure that at least one “sponsor” (or its “majority-owned affiliate”) retains the requisite Retention Interest. At this time, however, there are a number of unresolved questions, little regulatory guidance, and no established line of authority, precedent or market practice with respect to what is required to comply with the U.S. Risk Retention Rules in certain circumstances, and therefore there can be no assurance that the credit risk retention and disclosures contemplated herein will enable the U.S. Retention Provider to comply with the U.S. Risk Retention Rules.

On February 9, 2018, the United States Court of Appeals for the District of Columbia ruled in favor of an appeal brought by the Loan Syndications and Trading Association (the “LSTA”) and reversed a lower court decision in favor of the Securities and Exchange Commission and the Board of Governors of the Federal Reserve System with instructions to grant summary judgment in favor of the LSTA on the issue of whether the U.S. Risk Retention Rules apply to collateral managers of “open market” CLOs under Section 941 of the Dodd-Frank Act (the “DC Circuit Court Decision”). The DC Circuit Court Decision became effective on April 5, 2018. As of the date hereof, CLO managers of “open-market CLOs” (as defined in the DC Circuit Court Decision) will no longer be required to comply with the U.S. Risk Retention Rules.

The collateral manager and the U.S. Retention Provider do not believe that a CLO transaction undertaken by the Fund is an “open-market CLO”, due primarily to the fact that the collateral obligations acquired by the issuer (the “Issuer”) are, and the additional collateral obligations to be acquired by the Issuer are expected to primarily or exclusively be, assets transferred, directly or indirectly, from the E.U./U.K. Retention Provider. As a result, the collateral manager and the U.S. Retention Provider believe that the U.S. Risk Retention Rules apply to such a transaction. However, if the collateral manager and the U.S. Retention Provider were to conclude, on the basis of future guidance, evolving market practice or otherwise, that the business development company (“BDC”) is not an appropriate “sponsor” and an affiliate of the BDC (including the collateral manager or its affiliates) would be an appropriate “sponsor,” then the U.S. Retention Provider may, but will have no obligation to, transfer the Retention Interest to such affiliate or a majority-owned affiliate thereof, although there can be no assurance that such transfer will not be challenged by a regulatory authority or ultimately determined to be in violation of the U.S. Risk Retention Rules.

If we ever determined that undertaking CLO transactions would subject us or any of our affiliates to unacceptable regulatory risk, our ability to execute CLOs could be limited or otherwise curtailed. Given the more attractive financing costs associated with these types of debt securitization as opposed to other types of financing available (such as traditional senior secured facilities), this would, in turn, increase our financing costs. Any associated increase in financing costs would ultimately be borne by our common shareholders.

Over the last several years, there also has been an increase in regulatory attention to the extension of credit outside of the traditional banking sector, raising the possibility that some portion of the non-bank financial sector will be subject to new regulation. While it cannot be known at this time whether any regulation will be implemented or what form it will take, increased regulation of non-bank credit extension could negatively impact our operations, cash flows or financial condition, impose additional costs on us, intensify the regulatory supervision of us or otherwise adversely affect our business, financial condition and results of operations.

The following replaces the subsection titled “Financial Condition, Liquidity and Capital Resources—Debt Securitizations” under the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section in the Prospectus.

2023 Debt Securitization: On September 21, 2023, we completed a $693.6 million term debt securitization (the “2023 Debt Securitization”). On September 9, 2024, we sold the previously retained Class A-2 Notes to a third party. The Class A-1 and Class A-2 Notes are included in the June 30, 2025 and September 30, 2024 Consolidated Statements of Financial Condition as our debt. The Subordinated 2023 Notes were eliminated in consolidation. As of June 30, 2025 and September 30, 2024, we had outstanding debt under the 2023 Debt Securitization of $433.0 million and $432.9 million, respectively. On September 25, 2025, we completed a $931.6 million term debt securitization (the “2025 Reset Securitization”), which redeemed all of the notes issued under the 2023 Debt Securitization. The notes offered in the 2025 Reset Securitization consist of $500.0 million of AAA Class A-1R Senior Secured Floating Rate Notes due 2037, which bear interest at the three-month SOFR plus 1.45%, $76.2 million of AAA Class A-2R Senior Secured Floating Rate Notes due 2037, which bear interest at the three-month SOFR plus 1.65%, and $69.7 million of AA Class B-R Senior Secured Floating Rate Notes due 2037, which bear interest at the three-month SOFR plus 1.48%. Additionally, the 2025 Reset Issuer issued $285.7 million subordinated notes due 2125, which do not bear interest.

2025 Debt Securitization: On September 18, 2025, we completed a $868.6 million term debt securitization (the “2025 Debt Securitization” and, together with the 2023 Debt Securitization and 2025 Reset Securitization, the “Debt Securitizations”). The notes offered in the 2025 Debt Securitization consist of $430.0 million of AAA Class A-1 Senior Secured Floating Rate Notes due 2039, which bear interest at the three-month SOFR plus 1.47%, $14.4 million of AAA Class A-2 Senior Secured Floating Rate Notes due 2039, which bear interest at the three-month SOFR plus 1.65%, $59.7 million of AA Class B Senior Secured Floating Rate Notes due 2039, which bear interest at the three-month SOFR plus 1.80%, and $60.3 million of Class C Secured Deferrable Floating Rate Notes due 2039, which bear interest at the three-month SOFR plus 1.86%. Additionally, the 2025 Issuer issued $209.1 million of subordinated notes due 2125, which do not bear interest. The 2025 Issuer also incurred certain loans as part of the 2025 Debt Securitization, consisting of $60.0 million of AAA Class A-1L-1 Senior Secured Floating Rate Loans maturing 2039, which bear interest at the three-month SOFR plus 1.47%, $10.0 million of AAA Class A-1L-2 Senior Secured Floating Rate Loans maturing 2039, which bear interest at the three-month SOFR plus 1.47%, $20.0 million of AAA Class A-2L Senior Secured Floating Rate Loans maturing 2039, which bear interest at the three-month SOFR plus 1.65%, and $5.0 million of AA Class B-L Senior Secured Floating Rate Loans maturing 2039, which bear interest at the three-month SOFR plus 1.80%.